Exhibit 99.1

Ambow Education Announces First Quarter 2021 Financial Results

BEIJING, June 28, 2021 -- Ambow Education Holding Ltd. (“Ambow” or the “Company”) (NYSE American: AMBO), a leading national provider of educational and career enhancement services in China, today announced its unaudited financial and operating results for the three-month period ended March 31, 2021.

“We are pleased to start 2021 with better-than-expected first quarter results, highlighted by a 43.5% year-over-year increase in total revenues, thanks to the strong execution of our overall strategy which focuses on operational improvements,” said Dr. Jin Huang, Ambow’s President and Chief Executive Officer. “Specifically, we further revived solid gross margin expansion for both of our CP&CE Programs and K-12 Schools segments during the quarter, lifting it even higher than the same period in 2019. As a prominent education brand in China, we remain committed to delivering in-demand and high-quality educational services for our learners in their pursuit of academic and professional excellence.”

“Supported by our industry-leading intelligent education products, we endeavor to provide superior online talent training to address various career enhancement needs. For example, we cooperated with Kylinsoft to provide a suite of education services across a series of Kylinsoft operating system products, spanning training courses, certification programs, internship placement, employment services and industrial colleges. We also formed a strategic cooperation with Adobe Authorized Training Centre to provide international certification services for Chinese students. Meanwhile, we further integrated advanced technology into our educational services to increase our competitiveness. We launched a blockchain-based career-oriented education skills recognition system to redefine educational accreditation for professional talents. Looking ahead, we will remain focused on harnessing our technological capabilities to offer a broader range of education services in China and U.S., while enhancing operating efficiency. We believe these efforts, coupled with our 20-year proven track record in the education sector, will help us grow our overall business while delivering long-term value to our shareholders,” concluded Dr. Huang.

First Quarter 2021 Financial Highlights

•	Net revenues for the first quarter of 2021 increased by 43.5% to RMB129.6 million (US$19.8 million) from RMB90.3 million in the same period of 2020. The increase was primarily due to the full business recovery from the impact of the COVID-19 pandemic and higher revenue contribution from NewSchool of Architecture and Design, LLC (“NewSchool”) which was acquired and consolidated by the Company from March 2020.

•	Gross profit for the first quarter of 2021 increased by 287.8% to RMB44.6 million (US$6.8 million) from RMB11.5 million in the same period of 2020. Gross profit margin was 34.4%, compared with 12.7% for the first quarter of 2020. The increases in gross profit and margin were mainly attributable to faster growth of net revenues in the period.

•	Operating expenses for the first quarter of 2021 increased by 17.5% to RMB59.8 million (US$9.1 million) from RMB50.9 million in the same period of 2020. The increase was primarily attributable to more expenses related to NewSchool compared to the first quarter of 2020 as the consolidation of NewSchool started in March 2020.

•	Operating loss for the first quarter of 2021 was RMB15.2 million (US$2.3 million), compared to operating loss of RMB39.3 million in the same period of 2020.

•	Net loss attributable to ordinary shareholders for the first quarter of 2021 was RMB14.3 million (US$2.2 million), or RMB0.31 (US$0.05) per basic and diluted share, compared with net income of RMB6.0 million, or RMB0.14 (US$0.02) per basic and diluted share for the same period of 2020. Excluding the one-time gain from bargain purchase of NewSchool of RMB40.3 million, net loss for the first quarter of 2020 was RMB34.3 million or RMB0.79 (US$0.11) per basic and diluted share.

•	As of March 31, 2021, Ambow maintained strong cash resources of RMB281.4 million (US$42.9 million), comprised of cash and cash equivalents of RMB121.4 million (US$18.5 million), short-term investments of RMB158.2 million (US$24.1 million) and restricted cash of RMB1.8 million (US$0.3 million).

•	As of March 31, 2021, the Company’s deferred revenue balance was RMB181.3 million (US$27.7 million), representing a 10.8% increase compared with RMB163.7 million as of December 31, 2020, mainly attributable to the tuition and fees collected at K-12 business segment for the spring semester of the 2020-2021 academic year, and increase in deferred revenue at CP&CE business segment.

The Company's first quarter 2021 financial and operating results can also be found on its Form 6-K filed with the U.S. Securities and Exchange Commission at www.sec.gov.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all amounts translated from RMB to U.S. dollars for the first quarter of 2021 are based on the effective exchange rate of 6.5518 as of March 31, 2021; all amounts translated from RMB to U.S. dollars for the first quarter of 2020 are based on the effective exchange rate of 7.0808 as of March 31, 2020; all amounts translated from RMB to U.S. dollars as of December 31, 2020 are based on the effective exchange rate of 6.5250 as of December 31, 2020. The exchange rates were according to the middle rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

About Ambow Education Holding Ltd.

Ambow Education Holding Ltd. is a leading national provider of educational and career enhancement services in China, offering high-quality, individualized services and products. With its extensive network of regional service hubs complemented by a dynamic proprietary learning platform and distributors, Ambow provides its services and products to students in 15 out of the 34 provinces and autonomous regions within China.

Follow us on Twitter: @Ambow_Education

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook and quotations from management in this announcement, as well as Ambow’s strategic and operational plans, contain forward-looking statements. Ambow may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statements, including but not limited to the following: the Company’s goals and strategies, expansion plans, the expected growth of the content and application delivery services market, the Company’s expectations regarding keeping and strengthening its relationships with its customers, and the general economic and business conditions in the regions where the Company provides its solutions and services. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Ambow undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries please contact:

Ambow Education Holding Ltd.

Tel: +86-10-6206-8000

Email: ir@ambow.com

The Piacente Group | Investor Relations

Tel: +1-212-481-2050 or +86-10-6508-0677

E-mail: ambow@tpg-ir.com

AMBOW EDUCATION HOLDING LTD.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of March 31,		As of December 31,
	2021		2020
	US$	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	18,526	121,381	118,821
Restricted cash	271	1,773	824
Short term investments, available for sale	11,326	74,206	117,854
Short term investments, held to maturity	12,821	84,000	45,000
Accounts receivable, net	2,863	18,758	20,972
Amounts due from related parties	464	3,037	3,024
Prepaid and other current assets, net	18,184	119,136	117,634
Total current assets	64,455	422,291	424,129
Non-current assets:
Property and equipment, net	21,483	140,751	144,492
Land use rights, net	260	1,704	1,715
Intangible assets, net	8,287	54,296	54,808
Goodwill	3,924	25,710	25,710
Deferred tax assets, net	901	5,903	6,338
Operating lease right-of-use asset	36,775	240,945	247,608
Finance lease right-of-use asset	870	5,700	5,850
Other non-current assets, net	21,700	142,176	139,067
Total non-current assets	94,200	617,185	625,588

Total assets	158,655	1,039,476	1,049,717

LIABILITIES
Current liabilities:
Short-term borrowing *	1,526	10,000	10,000
Deferred revenue *	27,676	181,325	163,699
Accounts payable *	2,795	18,311	19,423
Accrued and other liabilities *	31,273	204,895	209,590
Income taxes payable, current *	28,298	185,403	184,638
Amounts due to related parties *	388	2,543	2,543
Operating lease liability, current *	7,506	49,177	53,702
Total current liabilities	99,462	651,654	643,595
Non-current liabilities:
Long-term borrowing	1,475	9,662	9,594
Other non-current liabilities *	29	189	292
Income taxes payable, non-current *	5,368	35,173	34,763
Operating lease liability, non-current *	32,944	215,843	220,319
Total non-current liabilities	39,816	260,867	264,968

Total liabilities	139,278	912,521	908,563

EQUITY
Preferred shares
(US$0.003 par value;1,666,667 shares authorized, nil issued and outstanding as of December 31, 2020 and March 31, 2021)	-	-	-
Class A Ordinary shares
(US$0.003 par value; 66,666,667 and 66,666,667 shares authorized, 41,923,276 and 41,935,776 shares issued and outstanding as of December 31, 2020 and March 31, 2021, respectively)	121	794	794
Class C Ordinary shares
(US$0.003 par value; 8,333,333 and 8,333,333 shares authorized, 4,708,415 and 4,708,415 shares issued and outstanding as of December 31, 2020 and March 31, 2021, respectively)	14	90	90
Additional paid-in capital	541,117	3,545,292	3,545,073
Statutory reserve	643	4,210	4,210
Accumulated deficit	(524,051)	(3,433,475)	(3,419,146)
Accumulated other comprehensive income	1,870	12,254	12,101
Total Ambow Education Holding Ltd.’s equity	19,714	129,165	143,122
Non-controlling interests	(337)	(2,210)	(1,968)
Total equity	19,377	126,955	141,154
Total liabilities and equity	158,655	1,039,476	1,049,717

*  All of the VIE's assets can be used to settle obligations of their primary beneficiary. Liabilities recognized as a result of consolidating these VIEs do not represent additional claims on the Company's general assets.

AMBOW EDUCATION HOLDING LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(All amounts in thousands, except for share and per share data)

	For the three months ended March 31,
	2021	2021	2020
	US$	RMB	RMB
NET REVENUES
Educational program and services	19,768	129,514	90,267
Intelligent program and services	14	91	12
Total net revenues	19,782	129,605	90,279
COST OF REVENUES
Educational program and services	(12,796)	(83,839)	(77,433)
Intelligent program and services	(175)	(1,144)	(1,298)
Total cost of revenues	(12,971)	(84,983)	(78,731)

GROSS PROFIT	6,811	44,622	11,548
Operating expenses:
Selling and marketing	(1,679)	(11,000)	(10,549)
General and administrative	(7,165)	(46,945)	(39,201)
Research and development	(282)	(1,845)	(1,131)
Total operating expenses	(9,126)	(59,790)	(50,881)

OPERATING LOSS	(2,315)	(15,168)	(39,333)

OTHER INCOME (EXPENSES)
Interest income	314	2,060	1,990
Foreign exchange gain (loss), net	33	215	26
Other (loss) income, net	(143)	(940)	1,406
Gain from deregistration of subsidiaries	22	144	-
Gain on the bargain purchase	-	-	40,273
Gain on sale of investment available for sale	114	747	526
Total other income	340	2,226	44,221

(LOSS) INCOME BEFORE INCOME TAX AND NON-CONTROLLING INTEREST	(1,975)	(12,942)	4,888
Income tax (expense) benefit	(249)	(1,629)	739

NET (LOSS) INCOME	(2,224)	(14,571)	5,627
Less: Net loss attributable to non-controlling interest	(37)	(242)	(412)

NET (LOSS) INCOME ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	(2,187)	(14,329)	6,039

NET (LOSS) INCOME	(2,224)	(14,571)	5,627

OTHER COMPREHENSIVE INCOME, NET OF TAX
Foreign currency translation adjustments	18	115	433
Unrealized gains on short term investments
Unrealized holding gains arising during period	89	582	441
Less: reclassification adjustment for gains included in net income	83	544	287
Other comprehensive income	24	153	587

TOTAL COMPREHENSIVE (LOSS) INCOME	(2,200)	(14,418)	6,214

Net (loss) income per share - basic and diluted	(0.05)	(0.31)	0.14

Weighted average shares used in calculating basic and diluted net (loss) income per share	46,635,997	46,635,997	43,570,918

AMBOW EDUCATION HOLDING LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(All amounts in thousands, except for share and per share data)

	Attributable to Ambow Education Holding Ltd.’s Equity
								Accumulated
	Class A Ordinary		Class C Ordinary		Additional			other	Non-
	shares		shares		paid-in	Statutory	Accumulated	comprehensive	controlling	Total
	Shares	Amount	Shares	Amount	capital	reserves	deficit	income	Interest	Equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2021	41,923,276	794	4,708,415	90	3,545,073	4,210	(3,419,146)	12,101	(1,968)	141,154
Share-based compensation	-	-	-	-	219	-	-	-	-	219
Issuance of ordinary shares for restricted stock award	12,500	0	-	-	(0)	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	115	-	115
Unrealized gain on investment, net of income taxes	-	-	-	-	-	-	-	38	-	38
Net loss	-	-	-	-	-	-	(14,329)	-	(242)	(14,571)
Balance as of March 31, 2021	41,935,776	794	4,708,415	90	3,545,292	4,210	(3,433,475)	12,254	(2,210)	126,955

Balance as of January 1, 2020	38,858,199	730	4,708,415	90	3,508,745	20,185	(3,371,815)	6,341	(680)	163,596
Share-based compensation	-	-	-	-	238	-	-	-	-	238
Issuance of ordinary shares for restricted stock award	12,500	0	-	-	(0)	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	433	-	433
Unrealized gain on investment, net of income taxes	-	-	-	-	-	-	-	154	-	154
Impact on adoption of ASC 326	-	-	-	-	-	-	(594)	-	-	(594)
Net income/(loss)	-	-	-	-	-	-	6,039	-	(412)	5,627
Balance as of March 31, 2020	38,870,699	730	4,708,415	90	3,508,983	20,185	(3,366,370)	6,928	(1,092)	169,454

Discussion of Segment Operations

(All amounts in thousands)

	For the three months ended March 31,
	2021	2021	2020
	US$	RMB	RMB
	(All amounts in thousands)
NET REVENUES
K-12 Schools	10,822	70,902	41,411
CP&CE Programs	8,960	58,703	48,868
Total net revenues	19,782	129,605	90,279
COST OF REVENUES
K-12 Schools	(6,958)	(45,589)	(33,429)
CP&CE Programs	(6,013)	(39,394)	(45,302)
Total cost of revenues	(12,971)	(84,983)	(78,731)
GROSS PROFIT
K-12 Schools	3,864	25,313	7,982
CP&CE Programs	2,947	19,309	3,566
Total gross profit	6,811	44,622	11,548